Filed by Calculator New Pubco, Inc. and Quantum FinTech Acquisition Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company:

Quantum FinTech Acquisition Corporation

(Commission File No. 001-40009)

Date: May 24, 2023

AtlasClear, Inc. to Participate in Upcoming Investor Conferences

Tampa, FL – May 24, 2023 – AtlasClear, Inc. (“AtlasClear”), and Quantum FinTech Acquisition Corporation (“Quantum”) (NYSE: QFTA), a publicly traded special purpose acquisition company, today announced that AtlasClear will participate in the following investor conferences:

•	On Wednesday, June 7, 2023, management will participate in investor meetings at the Piper Global Exchange & Fintech Conference in New York, NY.

•	On Wednesday, June 14, 2023, management will participate in investor meetings at the Morgan Stanley US Financials, Payments & CRE Conference in New York, NY.

If you are interested in meeting with management at either event, please reach out to Piper Sandler or Morgan Stanley.

In November 2022, Quantum entered into a definitive business combination agreement that is expected to result in Atlas FinTech Holdings Corp. transferring its trading technology assets to AtlasClear and the acquisition by AtlasClear of Wilson Davis & Co., Inc., a correspondent clearing broker-dealer (“Wilson-Davis”), pending required regulatory approvals. AtlasClear has also entered into a definitive agreement to acquire Commercial Bancorp of Wyoming, a federal reserve member (“Commercial Bancorp”), following consummation of the initial business combination, which is expected to close in the second or third quarter of 2023, pending required regulatory approvals.

About AtlasClear

AtlasClear plans to build a cutting-edge technology enabled financial services firm that would create a more efficient platform for trading, clearing, settlement and banking of evolving and innovative financial products with a focus on the small and middle market financial services firms. The team that will lead AtlasClear consists of respected financial services industry veterans that have founded and led other companies in the industry including Penson Clearing, Southwest Securities, NexTrade and Anderen Bank.

The nature of the combined entity is expected to be supported by robust, proven, financial technologies with a full suite that will enable the flow of business and success of the enterprise. The combined entity is expected to have a full exchange platform for a spectrum of financial products. In addition, the combined entity is expected to have a full prime brokerage and, following the Commercial Bancorp acquisition, a prime banking platform with complete front-end delivery. The enterprise is anticipated to offer a fixed income risk management platform which can be expanded to a diverse application on financial products.

The combined entity is expected to be run by a new digital suite of technologies that will be part of the transaction at closing.

About Quantum FinTech Acquisition Corporation

Quantum FinTech Acquisition Corporation is a blank check company, also commonly referred to as a special purpose acquisition company, or SPAC, that was formed for the purpose of entering into a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more businesses, with a principal focus on identifying high-growth financial services and fintech businesses as targets.

About Wilson-Davis & Co., Inc.

Wilson-Davis is a full-service correspondent securities broker-dealer. The company is registered with the SEC, the Financial Industry Regulatory Authority and the Securities Investor Protection Organization. In addition, Wilson-Davis is a member of DTCC as well as the National Securities Clearing Corporation. Headquartered in Salt Lake City, Utah and Dallas, Texas. Wilson-Davis has been servicing the investment community since 1968, with satellite offices in California, Arizona, Colorado, New York, New Jersey and Florida.

About Commercial Bancorp of Wyoming

Commercial Bancorp is a bank holding company operating through its wholly-owned subsidiary, Farmers State Bank (“FSB”) and has been servicing the local community in Pine Bluffs, WY since 1915. It has focused the majority of its services on private and corporate banking. A member of the Federal Reserve, FSB is expected to be a strategic asset for the combined company’s long-term business model.

Additional Information and Where to Find It

In connection with the proposed business combination and related transactions contemplated in connection therewith (the “Proposed Transaction”), Calculator New Pubco, Inc. (“New Pubco”) (to be renamed AtlasClear Holdings, Inc.) has publicly filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 containing a preliminary proxy statement of Quantum and prospectus of New Pubco, and after the registration statement is declared effective, Quantum will mail a definitive proxy statement/prospectus relating to the Proposed Transaction to its stockholders. This website does not contain any information that should be considered by Quantum’s stockholders concerning the Proposed Transaction and is not intended to constitute the basis of any voting or investment decision in respect of the Proposed Transaction or the securities of New Pubco. Quantum’s stockholders and other interested persons are advised to read the preliminary proxy statement/prospectus and the amendments thereto and, when available, the definitive proxy statement/prospectus and other documents filed in connection with the Proposed Transaction, as these materials will contain important information about New Pubco, Quantum, AtlasClear, , Wilson-Davis & Co., Inc. (“WDCO”), Commercial Bancorp of Wyoming (“Commercial Bancorp”) and its subsidiary bank, Farmers State Bank (“FSB”), and the Proposed Transaction. When available, the definitive proxy statement/prospectus will be mailed to stockholders of Quantum as of a record date to be established for voting on the Proposed Transaction. Stockholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/ prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Quantum FinTech Acquisition Corporation, 4221 W Boy Scout Blvd., Suite 300, Tampa, FL 33607, Attention: Investor Relations or by email at atlasclearir@icrinc.com.

No Offer or Solicitation

This press release shall not constitute a “solicitation” as defined in Section 14 of the Securities Exchange Act of 1934, as amended. This press release does not constitute an offer, or a solicitation of an offer, to buy or sell any securities, investment or other specific product, or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities, investment or other specific product in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Participants in Solicitation

Quantum, AtlasClear and their respective directors and executive officers may be deemed participants in the solicitation of proxies from Quantum stockholders with respect to the Proposed Transaction. Quantum stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Quantum in its Annual Report on Form 10-K, filed with the SEC on March 31, 2023 (the “2022 Form 10-K”), which is available free of charge at the SEC’s website at www.sec.gov. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to QTFA stockholders in connection with the Proposed Transaction and other matters to be voted upon at Quantum’s special meeting of stockholders will be set forth in the proxy statement/prospectus for the Proposed Transaction when available. Additional information regarding the interests of the participants in the solicitation of proxies from Quantum’s stockholders with respect to the Proposed Transaction will be contained in the proxy statement/prospectus for the Proposed Transaction when available.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, that reflect AtlasClear’s and Quantum’s current views with respect to, among other things, the future operations and financial performance of AtlasClear, Quantum and the combined company. Forward-looking statements in this website may be identified by the use of words such as “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “foreseeable,” “future,” “intend,” “may,” “outlook,” “plan,” “potential,” “proposed” “predict,” “project,” “seek,” “should,” “target,” “trends,” “will,” “would” and similar terms and phrases. Forward-looking statements contained in this website include, but are not limited to, statements as to (i) expectations regarding the Proposed Transaction, including timing for its consummation, (ii) anticipated use of proceeds from the transaction, (iii) AtlasClear’s and Quantum’s expectations as to various operational results and market conditions, (iv) AtlasClear’s anticipated growth strategy, including the proposed acquisitions, (v) anticipated benefits of the Proposed Transaction and proposed acquisitions, (vi) the financial technology of the combined entity, and (vii) expected listing of the combined company.

The forward-looking statements contained in this communication are based on the current expectations of AtlasClear, Quantum and their respective management and are subject to risks and uncertainties. No assurance can be given that future developments affecting AtlasClear, Quantum or the combined company will be those that are anticipated. Actual results may differ materially from current expectations due to changes in global, regional or local economic, business, competitive, market, regulatory and other factors, many of which are beyond the control of AtlasClear and Quantum. Should one or more of these risks or uncertainties materialize, or should any of the assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Factors that could cause actual results to differ may emerge from time to time, and it is not possible to predict all of them.

Such factors include, but are not limited to: the risk that the transaction may not be completed in a timely manner or at all; the risk that the transaction closes but AtlasClear’s acquisition of Commercial Bancorp and its subsidiary bank, FSB, does not close as a result of the failure to satisfy the conditions to closing such acquisition (including, without limitation, the receipt of approval of Commercial Bancorp’s stockholders and receipt of required regulatory approvals); the failure to obtain requisite approval for the transaction or meet other closing conditions; the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreement in respect of the transaction; failure to achieve sufficient cash available (taking into account all available financing sources) following any redemptions of Quantum’s public stockholders; failure to obtain the requisite approval of Quantum’s stockholders; failure to meet relevant listing standards in connection with the consummation of the transaction; failure to recognize the anticipated benefits of the transaction, which may be affected by, among other things, competition, the ability of the combined entity to maintain relationships with customers and suppliers and strategic alliance third parties, and to retain its management and key employees; potential litigation relating to the proposed transaction; changes to the proposed structure of the transaction that may be required or appropriate as a result of the announcement and execution of the transaction; unexpected costs and expenses related to the transaction; estimates of AtlasClear and the combined company’s financial performance being materially incorrect predictions; AtlasClear’s failure to complete the proposed acquisitions on favorable terms to AtlasClear or at all; AtlasClear’s inability to integrate, and to realize the benefits of, the proposed acquisitions; changes in general economic or political conditions; changes in the markets that AtlasClear targets or the combined company will target; slowdowns in securities or cryptocurrency trading or shifting demand for trading, clearing and settling financial products; the impact of the ongoing COVID-19 pandemic; any change in laws applicable to Quantum or AtlasClear or any regulatory or judicial interpretation thereof; and other factors, risks and uncertainties, including those to be included under the heading “Risk Factors” in the proxy statement/prospectus filed or to be later filed with the SEC, and those included under the heading “Risk Factors” in Quantum’s 2022 Form 10-K and its subsequent filings with the SEC. AtlasClear and Quantum caution that the foregoing list of factors is not exhaustive. Any forward-looking statement made in this website speaks only as of the date hereof. Plans, intentions or expectations disclosed in forward-looking statements may not be achieved and no one should place undue reliance on such forward-looking statements. Neither AtlasClear nor Quantum undertake any obligation to update, revise or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws.

Contacts

Media
AtlasClearPR@icrinc.com

Investors
atlasclearir@icrinc.com